SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2011
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: August 16, 2011

List of materials

Documents attached hereto:

i) Press release announcing Sony Computer Entertainment Sets New Price for PlayStation®3

FOR IMMEDIATE RELEASE

SONY COMPUTER ENTERTAINMENT SETS NEW PRICE
FOR PLAYSTATION®3
PlayStation®3 Available at an Attractive New Price of 24,980 yen, $249 and €249, Effective
Immediately for North America and Europe, and Starting August 18 for Japan

Tokyo, August 17, 2011 – Sony Computer Entertainment (SCE) today announced that the PlayStation®3 (PS3®) computer entertainment system with 160GB hard disk drive (HDD), currently available at a recommended retail price (RRP) of 29,980 yen (including tax), $299 and €299, will be available at a very attractive new RRP of 24,980 yen (including tax) for Japan, $249 for North America and €249 for Europe/PAL territories.  SCE will also reduce the price of the PS3® system with 320GB HDD, currently available at a RRP of 34,980 yen (including tax), $349 and €349, to RRP of 29,980 yen (including tax), $299 and €299.  The new pricing will be immediately effective for North America and Europe/PAL territories, and starting August 18, 2011 for Japan.

Since its release in 2006, PS3 has gained tremendous support from fans around the world and its cumulative worldwide sales reached a milestone of 50 million units as of March 29, 2011. Equipped with future proof cutting–edge technologies including the sophisticated processors, Cell Broadband Engine™ and RSX®, as well as the Blu-ray disc™ (BD) player and HDMI terminal, PS3 has continuously enhanced its value to consumers through system software updates to support new features and services including stereoscopic 3D content playback and support for the PlayStation®Move motion controller.  With the breadth and depth of services and content available for the PS3 system, including its impressive BD software line-up and the expansive portfolio of more than 60,000 games and video content*1 available on PlayStation®Network, the new price will make the platform more accessible than ever and will appeal to a wider audience looking to buy the best entertainment system for their home.

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2-2-2-2 SCE Sets New Price for PS3®

With strong support from software developers and publishers, as of June 30, 2011, the worldwide cumulative number of BD software titles for the PS3 system exceeds 2,495 titles and downloadable PS3 games available on PlayStation®Store exceeds 3,100 titles*2.  Of these titles, more than 120 titles*3 are stereoscopic 3D supported and 200 titles*3 are PlayStation Move dedicated or supported.  In addition to this extensive software title line-up, exciting and attractive new titles are expected to be released from software developers and publishers as well as from SCE Worldwide Studios, including Samurai Warriors 3 Empires from TECMO KOEI GAMES Co., Ltd., MONSTER HUNTER PORTABLE 3rd HD Ver. from CAPCOM CO., LTD., TALES OF XILLIA from BANDAI NAMCO Games Inc., DARK SOULS from FromSoftware, Inc., PlayStation®Move Everybody’s Golf 5 Beginners Pack, Resistance® 3, Ico, Shadow of the Colossus and Uncharted 3: Drake’s Deception™ from SCE and more.

For the Japanese market, the “PlayStation®3 TALES OF XILLIA® X Edition” bundle pack, comprising a special PS3® system with 160GB HDD and TALES OF XILLIA® software title for the PS3 system, will have a new RRP of 32,980 yen (including tax) and will be available for a limited offer starting September 8, 2011.  Additionally, the highly popular Classic White color PS3 system (CECH-3000) with 160GB HDD will also debut on September 8, 2011.  SCE will continue to further strengthen its hardware line-ups, providing users the option to choose the products that best match their needs.

Through these price reductions, the upcoming line-up of blockbuster software titles for the PS3 system and the industry’s strongest offering of entertainment services, SCE will continue to expand the PS3 platform and deliver a world of computer entertainment that is only possible on PlayStation.

*1	As of the end of July 2011. The number includes downloadable PS3 games, game demos and video content. The number does not include PSP content, game add-on or themes.
*2	As of the end of July 2011. Number of downloadable PS3 games including classics. The number does not include game demos.
*3	As of the end of July 2011.

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3-3-3-3 SCE Sets New Price for PS3®

About Sony Computer Entertainment Inc.
Recognized as the global leader and company responsible for the progression of consumer-based computer entertainment, Sony Computer Entertainment Inc. (SCEI) manufactures, distributes and markets the PlayStation® game console, the PlayStation®2 computer entertainment system, the PSP® (PlayStation®Portable) handheld entertainment system and the PlayStation®3 (PS3®) system.  PlayStation has revolutionized home entertainment by introducing advanced 3D graphic processing, and PlayStation 2 further enhances the PlayStation legacy as the core of home networked entertainment.  PSP is a handheld entertainment system that allows users to enjoy 3D games, with high-quality full-motion video, and high-fidelity stereo audio.  PS3 is an advanced computer system, incorporating the state-of-the-art Cell processor with super computer like power.  SCEI, along with its subsidiary divisions Sony Computer Entertainment America LLC., Sony Computer Entertainment Europe Ltd., and Sony Computer Entertainment Korea Inc. develops, publishes, markets and distributes software, and manages the third party licensing programs for these platforms in the respective markets worldwide.  Headquartered in Tokyo, Japan, SCEI is an independent business unit of the Sony Group.

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PlayStation and PS3 are registered trademarks of Sony Computer Entertainment Inc.  All other trademarks are property of their respective owners.